UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

QSAM Biosciences, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

74738N 301
(CUSIP Number)

Joseph Teltser
595 E. Colorado Blvd., Suite 530
Pasadena CA 91101
(626) 365-1597
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 2, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 74738N 301	13D

(1) Names of reporting persons	Charles Thomas Paschall
(2) Check the appropriate box if a member of a group (see instructions)	(a) ☒ (b) ☐
(3) SEC use only
(4) Source of Funds	OO
(5) Disclosure of Legal Proceedings
(6) Citizenship or Place of Organization	USA
Number of shares beneficially owned by each reporting person with (7) Sole voting power	0 shares
(8) Shared voting power	0 shares
(9) Sole dispositive power	0 shares
(10) Shared dispositive power	0 shares
(11) Aggregate amount beneficially owned by each reporting person	0 shares
(12) check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13) Percent of class represented by amount in Row (11)	0.0% fully diluted
(14) Type of reporting person (see instructions)	IN

Cusip No. 74738N 301	13D

(1) Names of reporting persons	Checkmate Strategic Capital 2, LLC
(2) Check the appropriate box if a member of a group (see instructions)	(a) ☒ (b) ☐
(3) SEC use only
(4) Source of Funds	OO
(5) Disclosure of Legal Proceedings
(6) Citizenship or Place of Organization	Delaware
Number of shares beneficially owned by each reporting person with (7) Sole voting power	0 shares
(8) Shared voting power	0 shares
(9) Sole dispositive power	0 shares
(10) Shared dispositive power	0 shares
(11) Aggregate amount beneficially owned by each reporting person	0 shares (1) (2)
(12) check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13) Percent of class represented by amount in Row (11)	0.0% fully diluted (2) (3)
(14) Type of reporting person (see instructions)	OO

Cusip No. 74738N 301	13D

(1) Names of reporting persons	Checkmate Capital Group, LLC
(2) Check the appropriate box if a member of a group (see instructions)	(a) ☒ (b) ☐
(3) SEC use only
(4) Source of Funds	OO
(5) Disclosure of Legal Proceedings
(6) Citizenship or Place of Organization	Delaware
Number of shares beneficially owned by each reporting person with (7) Sole voting power	0 shares
(8) Shared voting power	0 shares
(9) Sole dispositive power	0 shares
(10) Shared dispositive power	0 shares
(11) Aggregate amount beneficially owned by each reporting person	0 shares
(12) check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13) Percent of class represented by amount in Row (11)	0.0 % fully diluted
(14) Type of reporting person (see instructions)	OO

Cusip No. 74738N 301	13D

(1) Names of reporting persons	Checkmate Strategic Capital Holdings, LLC
(2) Check the appropriate box if a member of a group (see instructions)	(a) ☒ (b) ☐
(3) SEC use only
(4) Source of Funds	OO
(5) Disclosure of Legal Proceedings
(6) Citizenship or Place of Organization	Delaware
Number of shares beneficially owned by each reporting person with (7) Sole voting power	0 shares
(8) Shared voting power	0 shares
(9) Sole dispositive power	0 shares
(10) Shared dispositive power	0 shares
(11) Aggregate amount beneficially owned by each reporting person	0 shares
(12) check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13) Percent of class represented by amount in Row (11)	0.0 % fully diluted
(14) Type of reporting person (see instructions)	OO

Explanatory Note:

On February 7, 2024, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Telix Pharmaceuticals Limited, an Australian public limited company (“Telix”), Cyclone Merger Sub I, Inc., a Delaware corporation and wholly-owned subsidiary of Telix (“Merger Sub I”), Cyclone Merger Sub II, Inc., a Delaware corporation and a direct and wholly-owned subsidiary of Telix (“Merger Sub II”) and David H. Clarke, as stockholder representative to the Issuer’s stockholders, pursuant to which, subject to the terms and conditions of the Merger Agreement, Telix would acquire the Issuer through the merger of Merger Sub I with and into the Issuer, with the Issuer surviving as a direct, wholly-owned subsidiary of Telix (“First Merger”), and as part of the same overall transaction, the Issuer will merge with and into Merger Sub II, at which time the Issuer would cease to exist and Merger Sub II will remain as the surviving corporation (“Second Merger”, collectively with First Merger, the “Merger”). On May 2, 2024 (the “Closing Date”), as disclosed in the Issuer’s public filings, the First Merger was consummated pursuant to the terms and conditions of the Merger Agreement. On the Closing Date, each share of Common Stock, $0.0001 par value per share of the Issuer, including beneficially owned by the Reporting Persons, that was outstanding immediately prior to the Closing Date was automatically converted into the right to receive the closing consideration pursuant to the terms and conditions of the Merger Agreement and the Reporting Person ceased holding and beneficially owning any shares of the Issuer.

Item 1. Security and Issuer.

Common Stock of QSAM Biosciences Inc. (the “Issuer”)

9442 Capital of Texas Hwy N, Plaza 1, Suite 500Austin, TX 78759

Item 2. Identity and Background.

(a)	Charles Thomas Paschall	Checkmate Strategic Capital 2, LLC Checkmate Capital Group, LLC Checkmate Strategic Capital Holdings, LLC

(b)	595 E. Colorado Blvd., Suite 530, Pasadena CA 91101	595 E. Colorado Blvd., Suite 530, Pasadena CA 91101

(c)	CEO of Checkmate Capital Group, LLC	Investing in securities of companies in designated sectors, providing commercial consulting services.

(d)	None	None

(e)	No	No

(f)	USA	Delaware, USA

Item 3. Source or Amount of Funds or Other Consideration.

Not applicable.

Item 4. Purpose of Transaction.

Other than as described in this Schedule 13D, the Reporting Person does not have any present plans or proposals that relate to or would result in:

(a)	the acquisition by any person of additional securities of the issuer, or the disposition of securities of the Issuer;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d)	any change in the present board of directors or management of the Issuer;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)	any other material change in the Issuer’s business or corporate structure;

(g)	changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	causing a class of securities of the Issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act; or

(j)	any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(e)	Each of the Reporting Persons ceased being a beneficial owner of more than five percent of the class of securities on May 2, 2024.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Charles Thomas Paschall is the sole member of Checkmate Strategic Capital 2, LLC.

Each of Checkmate Strategic Capital 2, LLC and Checkmate Capital Group, LLC is a member of Checkmate Strategic Capital Holdings, LLC. Checkmate Capital Group, LLC manages the assets of Checkmate Strategic Capital Holdings, LLC and has a carried interest in the profits of Checkmate Strategic Capital Holdings, LLC.

Charles Thomas Paschall indirectly holds a non-controlling membership interest in Checkmate Capital Group, LLC.

Item 7. Material to Be Filed as Exhibits.

Joint Filing Agreement.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Charles Thomas Paschall
Charles Thomas Paschall
May 2, 2024

Checkmate Strategic Capital 2, LLC
By:	Charles Thomas Paschall

By:	/s/ Charles Thomas Paschall
Managing Member
May 2, 2024

Checkmate Capital Group, LLC
By:	Charles Thomas Paschall

By:	/s/ Charles Thomas Paschall
Chief Executive Officer
May 2, 2024

Checkmate Strategic Capital Holdings, LLC
By:	Charles Thomas Paschall

By:	/s/ Charles Thomas Paschall
Chief Executive Officer
May 2, 2024